Filed by Element Solutions Inc
Pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Element Solutions Inc

Commission File No.: 001-36272

Bloomberg Open Interest Transcript

Tue, Jul 07, 2026; 10:30AM ET

Dani Burger

Honeywell spinoff, Solstice, is buying Element Solutions, in a 14 and a half billion dollar deal. It creates a larger supplier of the specialty chemicals used in semiconductor manufacturing. Joining us now is Element Solutions CEO Ben Gliklich. Ben, thank you so much for joining. Congratulations on this deal.

Ben Gliklich

Thank you. Thanks for having me.

Dani Burger

And look, I know you yourself, and Element in the past, you, you, you've been the acquirer, you've been quite acquisitive. And here we have a spinoff from Honeywell that's not even one year old, I think it actually trades at a smaller market cap than you do, itself. So, why not continue to go at it alone? Why become part of the Honeywell spin off?

Ben Gliklich

So, Element Solutions has had a great run, we built a great business, we've done a lot to improve our portfolio, and the organic path was really compelling. We were really excited, going about our business, making our businesses better, deploying capital in prudent ways. Solstice came along and offered a very compelling value proposition on the short term, but also an ability to accelerate value creation over the long term. We believe these businesses are better together. The combined portfolio is exceptional, there's real synergies. It's an accretive deal for Solstice, and our shareholders are receiving Solstice shares, and so we'll participate meaningfully in that long-term upside.

Dani Burger

Can I tell the story that you told me earlier about Martin Franklin?

Ben Gliklich

Sure, absolutely. So I was coming out of business school, this was over a decade ago, and I was looking to partner with someone to build something long lasting. Send him a cold email.

Vonnie Quinn

There you go, folks. So, what is it about polymers, and you know, success with chemicals, and so on? Like, how do you keep doing it when you would think you know a company like Honeywell can already do it better?

Ben Gliklich

Yeah, it's a fair question. There are different types of chemicals businesses out there, element is a specialty materials business. It's a solutions provider, so we don't really make molecules. We work with our customers to buy molecules from other people and develop solutions that solve their pain points. We've got a great portfolio of capabilities and really great people all over the world focused on solving our customers' problems, so it's a people-based business. When I look at what Solstice is great at, they've got great technology, they've got great manufacturing know-how, great market leading brands in some of our existing customers. So, what does this deal do? What is what are we bringing together? We're bringing together a portfolio that works well together. The products sit next to each other in our customer supply chain, they've got know-how in process engineering, in new molecule synthesis, we've got know-how in taking those molecules and mixing them together in a customer intimate solutions-oriented way, so their skill sets make our business better, and our customer intimacy and relationships can accelerate growth for their portfolio. It's a really good fit.

Dani Burger

Can we take a step back and just talk about what part of the AI universe that you sit in and what it means to have you together? It's my understanding what you're kind of more in the chemicals for chip fabrication itself, and then Solstice is more about data center cooling. What about bringing those two things together is better for customers than just being able to interact with your companies apart?

Ben Gliklich

So Solstice has a great refrigerants business, and so data center cooling. When you think about air cooling, that's very relevant. Solstice also has a $400 million electronics materials portfolio. We've got a $2 billion electronics materials portfolio. What solstice is products are used in electronics materials are for copper deposition, vapor deposition onto silicon, and thermal management, we all know about the incredible problems with heat that these data centers are dealing with. We've got the refrigerants business, but also thermal management materials that are used in chips. We've got a set of solutions that go into thermal management, but other types of products go into copper deposition in other ways for silicon and onto printed circuit boards. So we actually don't overlap in terms of what our specific products do, but we are adjacent to each other, and the supply chain needs partners that can bring materials compatibility solutions to market for them, and we're able to do that

Vonnie Quinn

Well, congratulations on this one. But what's next? Because obviously, there's a lot of the space. I mean, the cooling problem itself is going to be a problem for the industry for the decade or two.

Ben Gliklich

It's a great question. Look, I think that this business is really well poised to continue to execute well, grow organically. There's a lot of integration to do, and a lot of opportunities to further support our customers and enable their growth, but this is also a great platform for further growth. We're going to come out of this combination with a healthy balance sheet, and I expect this business to be on the front foot from a capital allocation perspective pretty soon hereafter.

Dani Burger

I also just think about how this combined business is so critical for the supply chain for this very important industry for the United States, and the White House itself has initiatives when it comes to AI and AI supply chains, from chip to data centers. We've seen the White House take stakes in Intel, given funding to companies like IBM. When it comes to quantum computing, obviously they're a more deal-friendly administration. I just wonder, what conversations with this administration have been like, and maybe if in your future some sort of partnership, stake or funding might be in your future.

Ben Gliklich

Look, this, this, this combination is a global business, for starters, and supporting global supply chains, but domestically it makes it's a critical strategic American asset. Not only are we building and investing in capability domestically for the chip supply chain, but Solstice owns the only American nuclear fuel conversion site, so they do in uranium enrichment in Illinois, and that's a very critical piece of American infrastructure for another segment of the economy that's related to this boom here, which is the energy intensity created by data centers. So they're participating in supporting that as well.

Dani Burger

We're out of time, but I do have to ask you, David Sewell is going to lead the combined company. So, what literally are you going to do?

Ben Gliklich

I'm going to go onto the board of this company. I am very committed to Element and the new Solstice, and will be very actively engaged there. And my focus is on getting this done, this integration done well, this deal closed, and setting the business up for success.

Dani Burger

And thank you so much for joining us. Really appreciate your time. Congratulations again. That's Element Solutions CEO Ben Glicklich.